

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

David Woodhouse
Chief Executive Officer
NGM Biopharmaceuticals, Inc.
333 Oyster Point Boulevard
South San Francisco, CA 94080

> **Re: NGM Biopharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 8, 2023**
> **File No. 333-272509**

Dear David Woodhouse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arzhang Navai at 202-551-4676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christina T. Roupas